UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. )*


                                  Vizacom, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)



                                  928 55 E 10 2
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                                 (CUSIP Number)


                                December 23, 2002
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             (Date of Event Which Requires Filing of this Statement)

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of this Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928 55 E 10 2


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1                 NAME OF REPORTING PERSON
                  I.R.S. Identification Nos. of above persons (entities only)

                  Trautman Wasserman Holding Corp.
                  13-3877938

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2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  /_/
                                                                      (b) /X/

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3                 SEC USE ONLY
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4                 CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York

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                                    7       SOLE VOTING POWER
 NUMBERS OF
  SHARES
BENEFICIALLY
 OWNED BY
   EACH
 REPORTING
PERSON WITH
                                    --------------------------------------------
                                    8       SHARED VOTING POWER

                                            800,000



                                    --------------------------------------------
                                    9       SOLE DISPOSITIVE POWER





                                    --------------------------------------------
                                    10      SHARED DISPOSITIVE POWER

                                            800,000



--------------------------------------------------------------------------------

11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                  800,000

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12                CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES (See Instructions)                    /    /


--------------------------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.9%


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14                TYPE OF REPORTING PERSON

                  CO






CUSIP No. 928 55 E 10 2


--------------------------------------------------------------------------------
1                 NAME OF REPORTING PERSON

                  Gregory Trautman


--------------------------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  /_/
                                                                       (b) /X/


--------------------------------------------------------------------------------
3                 SEC USE ONLY

--------------------------------------------------------------------------------
4                 CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

--------------------------------------------------------------------------------

                                    --------------------------------------------
                                    7       SOLE VOTING POWER
 NUMBERS OF
  SHARES
BENEFICIALLY
 OWNED BY EACH
 REPORTING                                  146,034
PERSON WITH
                                   ---------------------------------------------
                                   8        SHARED VOTING POWER

                                            800,000


                                   ---------------------------------------------
                                   9        SOLE DISPOSITIVE POWER

                                            146,034


                                   ---------------------------------------------
                                   10       SHARED DISPOSITIVE POWER

                                            800,000


--------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                  946,034


--------------------------------------------------------------------------------
12                CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES (See Instructions)                      /_/

--------------------------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  8.1%
--------------------------------------------------------------------------------
14                TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------


Item 1.   (a)  Name of Issuer:  Vizacom, Inc.

          (b) Address of Issuer's Principal Executive Offices: 3512 Veterans Memorial Highway, Bohemia, New York 11716

Item 2.   (a)  Name of Person Filing: The name of each entity/person filing this
               Schedule 13G is:

               (i)  Trautman Wasserman Holding Corp.

               (ii) Gregory Trautman

          (b) Address of Principal Business Office or, if none, Residence: The address of each reporting entity/person's principal business office is:

               (i) Trautman Wasserman Holding Corp., 500 Fifth Avenue, Suite 1440, New York, New York 10110

               (ii) Gregory Trautman, Trautman Wasserman & Company, 500 Fifth Avenue, Suite 1440, New York, New York 10110

          (c) Citizenship: Each reporting entity/person is a citizen of the following country:

               (i)Trautman Wasserman Holding Corp. is domiciled in New York.

               (ii) Gregory Trautman is a citizen of the United States.

          (d) Title of Class of Securities: The title of the class of securities for which this Schedule is being filed is Common Stock.

          (e)  CUSIP Number: The Issuer's CUSIP number is 928 55 E 102.


Item 3. If this statement is filed pursuant toss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.


Item 4.    Ownership:

          (a) Each reporting person may be deemed to beneficially own the following shares of the Issuer's outstanding Common Stock:

               (i) Trautman Wasserman Holding Corp. is deemed to beneficially own 800,000 shares of Common Stock; and

               (ii) Gregory Trautman, the sole stockholder of Trautman Wasserman Holding Corp., is deemed to beneficially own 946,034 shares of Common Stock, which includes the 800,000 shares beneficially owned by Trautman Wasserman Holding Corp.

          (b) Each reporting entity/person is deemed to beneficially own the following percent of the Common Stock:

               (i)  Trautman Wasserman Holding Corp. owns 6.9%; and

               (ii) Gregory Trautman owns 8.1%.

          (c) The number of shares as to which the reporting person has (i) sole power to vote or to direct the vote; (ii) shared power to vote or to direct the vote; (iii) sole power to dispose or to direct the disposition of; and (iv) shared power to dispose or to direct the disposition of is as follows:

               (i) Trautman Wasserman Holding Corp. has the (i) sole power to vote or to direct the vote of no shares of Common Stock; (ii) shared power to vote or to direct the vote of 800,000 shares of Common Stock; (iii) sole power to dispose or to direct the disposition of no shares of Common Stock; and (iv) shared power to dispose or to direct the disposition of 800,000 shares of Common Stock; and

               (ii) Gregory Trautman has the (i) sole power to vote or to direct the vote of 146,034 shares of Common Stock; (ii) shared power to vote or to direct the vote of 800,000 shares of Common Stock;
               (iii) sole power to dispose or to direct the disposition of 146,034 shares of Common Stock; and (iv) shared power to dispose or to direct the disposition of 800,000 shares of Common Stock.

Item 5.        Ownership of Five Percent or Less of a Class:  Not applicable.


Item 6.        Ownership of more than Five Percent on Behalf of Another Person:
               Not applicable.


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Corp. or Control Person: Not applicable.


Item 8. Identification and Classification of Members or the Group: Not applicable.


Item 9.        Notice of Dissolution of Group:  Not applicable.

Item 10. Certifications: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                Trautman Wasserman Holding Corp.


                                                By:  /s/ Gregory Trautman
                                                     ---------------------------
                                                     Gregory Trautman, President


                                                     February 13, 2003
                                                     ---------------------------
                                                     Date

                                                     /s/ Gregory Trautman
                                                     ---------------------------
                                                     Gregory Trautman


                                                     February 13, 2003
                                                     ---------------------------

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                             JOINT FILING AGREEMENT


In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Vizacom, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 13th day of February 2003.



                                                Trautman Wasserman Holding Corp.



                                                By:  /s/ Gregory Trautman
                                                     ---------------------------
                                                     Gregory Trautman, President



                                                By:  /s/ Gregory Trautman
                                                     ---------------------------
                                                     Gregory Trautman, President





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